UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

The information included in the Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-171825).

Attached hereto and incorporated by reference herein is a notice of Annual General Meeting of the shareholders of China Metro-Rural Holdings Limited to be held on September 16, 2015 and the proxy statement related thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of the Annual General Meeting of the shareholders of China Metro-Rural Holdings Limited to be held on September 16, 2015 and the proxy statement related thereto.

Exhibit 99.1

China Metro-Rural Holdings Limited

Dear Shareholders:	July 31, 2015

You are cordially invited to join us at the Annual General Meeting of shareholders of China Metro-Rural Holdings Limited, or China Metro, to be held at 11:30 a.m. (Hong Kong time) on September 16, 2015. The Annual General Meeting will be held at China Metro-Rural Holdings Limited, located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To elect five Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2016 and to authorize the directors to fix their remuneration.

3. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to notice of, and to vote at, the China Metro Annual General Meeting and any adjournment or postponement thereof is August 11, 2015. Only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the China Metro Annual General Meeting. At the close of business on the record date, China Metro had outstanding and entitled to vote (a) 73,543,782 ordinary shares, and (b) 100,000 preferred shares. The preferred shares constituted an aggregate of 3,191,225 voting shares as of the close of business on the record date. Accordingly, a total of 76,735,007 shares are eligible to be voted at the Annual General Meeting.

Your vote is important. The affirmative vote of a majority of the votes cast in person or by proxy at the China Metro Annual General Meeting is required for approval of Proposal Nos. 1, 2 and 3.

Even if you plan to attend the China Metro Annual General Meeting in person, we request that you submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card to ensure that your shares will be represented at the China Metro Annual General Meeting in the event you are unable to attend. If you fail to submit your proxy and do not vote in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the China Metro Annual General Meeting. Failure to submit a proxy will have no effect on Proposal No. 1, 2 and 3. If you attend the China Metro Annual General Meeting and have voted by proxy but wish to vote in person, you may withdraw your proxy and vote in person.

The accompanying proxy statement describes Proposal Nos. 1, 2 and 3 in detail. We encourage you to read the accompanying proxy statement carefully before completing and submitting your proxy.

It is important that your shares are represented at the Annual General Meeting. Even if you plan to attend the Annual General Meeting in person, we hope that you will submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card. This will not limit your right to attend or vote at the Annual General Meeting.

By order of the Board of Directors,

Sincerely,

/s/ Sio Kam Seng
Sio Kam Seng
Executive Director and Chairman of
the Board and Chief Executive Officer

Neither the Securities and Exchange Commission nor any non-U.S. or state securities commission has passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated July 31, 2015 and is first being mailed to China Metro shareholders on or about August 17, 2015.

China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 16, 2015

To the Shareholders of China Metro-Rural Holdings Limited:

Notice is hereby given that an Annual General Meeting (the “Annual General Meeting”) of shareholders of China Metro-Rural Holdings Limited, a British Virgin Islands company, or China Metro, will be held at 11:30 a.m. (Hong Kong time) on September 16, 2015 at China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To elect five Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2016 and to authorize the directors to fix their remuneration.

3. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of China Metro, on behalf of China Metro, is soliciting proxies from the China Metro shareholders. The Board of Directors of China Metro has fixed August 11, 2015 as the record date for determination of shareholders entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof.

Whether or not you expect to attend the Annual General Meeting, to ensure that your shares are represented at the Annual General Meeting, you should vote your proxy (i) through the internet, (ii) by telephone, or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope. You may revoke your proxy and vote in person if you decide to attend the Annual General Meeting.

By Order of the Board of Directors,

/s/ Sio Kam Seng
Sio Kam Seng
Executive Director and Chairman of
the Board and Chief Executive Officer

Hong Kong

July 31, 2015

PROXY STATEMENT

PROPOSAL 1

ELECTION OF DIRECTORS

Five directors are to be elected to serve until the next Annual General Meeting of shareholders or until their successors are elected and qualified, or until their earlier resignation, removal or death. The Board of Directors has nominated Mr. Sio Kam Seng, Mr. Ho Min Sang, Mr. Lai Chau Ming, Matthew; Mr. Wong Gee Hang, Henry; and Mr. Yuen Ka Lok, Ernest to serve as directors (the “Nominees”). Directors shall be elected by shareholders holding a plurality of the votes represented by the ordinary shares and preferred shares present at the Annual General Meeting. In the event that any one of the Nominees is unable or declines to serve as a director, the Board of Directors intends to substitute another person of their choice as nominee, in his place and stead, or to present such lesser number of directors in accordance with the Company’s Articles of Association. The Board of Directors has no reason to believe that any Nominee will be unable to serve or decline to serve as a director. However, if any Nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board of Directors, unless the Board of Directors decides to reduce the number of Directors. Any vacancy occurring between shareholders’ meetings, including vacancies resulting from an increase in the number of directors, may be filled by the Board of Directors. A director elected to fill a vacancy shall hold office until the next Annual General Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF ALL NOMINEES NAMED ABOVE TO THE BOARD OF DIRECTORS.

Information Regarding Nominees

The following table sets forth the name and position(s) held with the Company, of each director of the Company. Each director of the Company has been nominated by the Board of Directors as a Nominee. Further information with respect to each Nominee is set forth in the description of business experience of such persons below.

OUR DIRECTORS

Name	Position(s)
Mr. Sio Kam Seng	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer
Mr. Ho Min Sang	Director
Mr. Lai Chau Ming, Matthew	Director
Mr. Wong Gee Hang, Henry	Director
Mr. Yuen Ka Lok, Ernest	Director

1

Mr. SIO Kam Seng has served as Chairman of the Board and Chief Executive Officer of the Company since August 25, 2011, and Acting Chief Financial Officer since July 19, 2013. Mr. Sio served as Vice Chairman of the Board and Chief Executive Officer of the Company from March 22, 2010 until August 25, 2011. Mr. Sio has served as Chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management from Queen’s University of Brighton and a Master of Business Administration degree from the University of Wales. He is a member of the Institute of Public Accountants, a member of the Institute of Certified Management Accountants, a member of the Chartered Institute of Building, a member of the Society of Environmental Engineers and an associate of the Chartered Institute of Arbitrators. He is a Certified Management Accountant of Australia and is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2009 and has remained as its director since then.

Mr. HO Min Sang has served as our Director since August 25, 2011 and he was one of the initial investors in the Company and was involved in the Company’s business development until the Company was publicly listed, given his insight into the Company’s values, structure and goals. Mr. Ho has over 25 years experience in the fine jewelry business including retail, wholesale and manufacturing. Mr. Ho has served as the Chairman of CARINE FRANCOIS France since 1985. CARINE FRANCOIS is the second largest importer both in quantity and value of fine jewelry in France. As the Chairman of his group of companies, his investments covered France, Hong Kong and Mainland China. He is experienced in the areas of enterprise management and business development.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has over 30 years experience in investment. He is experienced in the areas of financial management and planning.

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a member of the Certified Management Accountants (Australia) and a full member of The Hong Kong Management Association.

Mr. YUEN Ka Lok, Ernest, has served as our Director since September 1, 2010. Mr. Yuen has been a solicitor and a partner of Messer. Yuen & Partners since 1997. He has more than 20 years of experience in litigations and commercial works. He received his Bachelor Degree in Commerce from University of Toronto in Canada. Mr. Yuen is a member of the Law Society of Hong Kong.

2

PROPOSAL 2

APPROVAL OF THE PROPOSAL OF THE BOARD OF DIRECTORS TO APPOINT PRICEWATERHOUSECOOPERS (“PwC”) AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2016 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

The Board of Directors proposes to appoint PwC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2016. PwC has served as the Company’s independent registered public accounting firm since 2010 and will have one or more representatives at the Annual General Meeting. Such representatives will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE PROPOSAL TO APPOINT PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDING MARCH 31, 2016 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

Other Matters

The Board of Directors is not aware of any business other than the aforementioned matters that will be presented for consideration at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the enclosed proxy card will vote on these matters in accordance with their judgment.

Householding

The Company delivers a copy of its proxy materials to each shareholder, including those who share an address. Upon written or oral request, the Company will deliver a separate copy of its proxy materials to a shareholder at a shared address to which a single copy of its proxy materials was previously delivered. Shareholders who share the same last name or address and want to receive (1) only one copy of the proxy materials or (2) a separate copy of the proxy materials, as applicable, may make such request by notifying the Company in writing no later than 30 days prior to the mailing of the proxy materials in August of each year at the following address: Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong or by calling (852) 2111 3815.

Annual Reports

A copy of the Company’s 2015 Annual Report on Form 20-F for the fiscal year ended March 31, 2015, together with the audited consolidated financial statements of the Company contained therein, accompany this Notice of Annual General Meeting and proxy statement. The Annual Report on Form 20-F is not to be treated as part of the proxy solicitation material or as having been incorporated by reference therein.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED.

By Order of the Board of Directors

/s/ Sio Kam Seng
Sio Kam Seng
Executive Director and Chairman of the Board and Chief Executive Officer

3

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

September 16, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice & Proxy Statement is/are available at https://materials.proxyvote.com/G3163G.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

  Please detach along perforated line and mail in the envelope provided.

¢ 20730003000000000000 9	090514

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:		NOMINEES: Mr. Sio Kam Seng Mr. Ho Min Sang Mr. Lai Chau Ming, Matthew Mr. Wong Gee Hang, Henry Mr. Yuen Ka Lok, Ernest			FOR ☐	AGAINST ☐	ABSTAIN ☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)

2.    To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2016 and to authorize the directors to fix their remuneration.

The Board of Directors does not have a recommendation for voting on the following proposal(s):
				3. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2.

NOTE: Should the undersigned be present and elect to vote at the Meeting or at any adjournments thereof, and after notification to the Secretary of the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filling a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

September 16, 2015

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on September 9, 2015.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER
ACCOUNT NUMBER

20730003000000000000 9	090514

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. Election of Directors:		NOMINEES: Mr. Sio Kam Seng Mr. Ho Min Sang Mr. Lai Chau Ming, Matthew Mr. Wong Gee Hang, Henry Mr. Yuen Ka Lok, Ernest			FOR ☐	AGAINST ☐	ABSTAIN ☐
☐ ☐ ☐	FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below)

2.    To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2016 and to authorize the directors to fix their remuneration.

The Board of Directors does not have a recommendation for voting on the following proposal(s):
				3. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2.

NOTE: Should the undersigned be present and elect to vote at the Meeting or at any adjournments thereof, and after notification to the Secretary of the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filling a written notice of revocation with the Secretary of the Company or by duly executing a proxy bearing a later date.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

CHINA METRO-RURAL HOLDINGS LIMITED

Proxy for Annual General Meeting of Shareholders on September 16, 2015,

Solicited on Behalf of the Board of Directors

The undersigned, revoking all prior proxies, hereby appoints Mr. Cheng Chung Hing, Ricky, and Mr. Sio Kam Seng, and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the ordinary and preferred shares of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 16, 2015, at 11:30 a.m. local time, at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, or at any adjournment or postponement thereof.

The board of directors recommends a vote “FOR” Proposal 1 and 2 herein. To vote in accordance with the recommendations of the board of directors, just sign on the reverse side and mark the appropriate box. If any other business is presented at the Annual General Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the board of directors knows of no other business to be presented at the Annual General Meeting.

(Continued and to be signed on the reverse side.)

14475